SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13D/A
                              (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                           (Amendment No. 6) (1)

                      Sunstone Hotel Investors, Inc.
 ------------------------------------------------------------------------
                             (Name of Issuer)

                 Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------
                      (Title of Class of Securities)

                               867933 10 3
 ------------------------------------------------------------------------
                              (CUSIP Number)

                             Jonathan H. Paul
                  Westbrook Real Estate Partners, L.L.C.
                           599 Lexington Avenue
                            New York, NY 10022
                              (212) 849-8800

                             with a copy to:

                           Patrick K. Fox, Esq.
                  Westbrook Real Estate Partners, L.L.C.
                          13155 Noel Road - LB54
                                Suite 2300
                             Dallas, TX 75240
                              (972) 934-0100
 ------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             October 7, 1999
 ------------------------------------------------------------------------
         (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











































                            Page 2 of 8 Pages

                            AMENDMENT NO. 6 TO

                     STATEMENT PURSUANT TO RULE 13d-1

                                 OF THE

                      GENERAL RULES AND REGULATIONS

                                UNDER THE

               SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          This Amendment No. 6 amends the Schedule 13D filed on October 24, 1997, as amended (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Sunstone Hotel Investors, Inc., a Maryland corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

          As previously described in the Schedule 13D, SHP Acquisition and its subsidiary, SHP Investors Sub, Inc. ("Buyer"), entered into an Agreement and Plan of Merger with the Issuer dated as of July 12, 1999 (the "Merger Agreement"), pursuant to which Buyer would be merged with and into the Issuer. As described in Amendment No. 1 to the Schedule 13E-3 (as amended, the "Schedule 13E-3") filed by the Issuer, SHP Acquisition, Buyer, WREF III, WRECIP III, Paul D. Kazilionis and certain other filers, the parties to the Merger Agreement amended and restated the Merger Agreement as of October 7, 1999. A copy of the Amended and Restated Agreement and Plan of Merger by and among SHP Acquisition, Buyer and the Issuer dated as of October 7, 1999 is Exhibit 2.1 to the Schedule 13E-3 and is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is amended and supplemented by deleting Exhibit 11 to the Schedule 13D and replacing it with the following Exhibit:

          11. Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999, by and among SHP Acquisition, Buyer and the Issuer, incorporated by reference to
               Exhibit 2.1 to the Schedule 13E-3.











                            Page 3 of 8 Pages

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1999

                           WESTBROOK REAL ESTATE PARTNERS, L.L.C.

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal

                           WESTBROOK REAL ESTATE PARTNERS
                           MANAGEMENT I, L.L.C.

                           By:  Westbrook Real Estate Partners, L.L.C.,
                                its sole member

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal



                           WESTBROOK REAL ESTATE FUND I, L.P.

                           By:  Westbrook Real Estate Partners
                                Management I, L.L.C., its General
                                Partner

                           By:  Westbrook Real Estate Partners, L.L.C.,
                                its sole member

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal













                            Page 4 of 8 Pages

                           WESTBROOK REAL ESTATE
                           CO-INVESTMENT PARTNERSHIP I, L.P.

                           By:  Westbrook Real Estate Partners
                                Management I, L.L.C., its General
                                Partner

                           By:  Westbrook Real Estate Partners, L.L.C.,
                                its sole member

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal



                           WESTBROOK REAL ESTATE PARTNERS
                           MANAGEMENT III, L.L.C.

                           By:  Westbrook Real Estate Partners, L.L.C.,
                                its sole member

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal



                           WESTBROOK REAL ESTATE FUND III, L.P.

                           By:  Westbrook Real Estate Partners
                                Management III, L.L.C., its General
                                Partner

                           By:  Westbrook Real Estate Partners, L.L.C.,
                                its sole member

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal











                            Page 5 of 8 Pages

                           WESTBROOK REAL ESTATE
                           CO-INVESTMENT PARTNERSHIP III, L.P.

                           By:  Westbrook Real Estate Partners
                                Management III, L.L.C., its General
                                Partner

                           By:  Westbrook Real Estate Partners, L.L.C.,
                                its sole member

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Managing Principal



                           WESTBROOK FUND III ACQUISITIONS, L.L.C.

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Vice President



                           SHP ACQUISITION, L.L.C.

                           By:  /s/ Jonathan H. Paul
                                -------------------------------------
                                Name:   Jonathan H. Paul
                                Title:  Manager



                           GREGORY J. HARTMAN

                           /s/ Jonathan H. Paul
                           -------------------------------------
                                By:  Jonathan H. Paul, Attorney-in-Fact










                            Page 6 of 8 Pages

                           PAUL D. KAZILIONIS

                           /s/ Jonathan H. Paul
                           -------------------------------------
                                By:  Jonathan H. Paul, Attorney-in-Fact



                           JONATHAN H. PAUL

                           /s/ Jonathan H. Paul
                           -------------------------------------


                           WILLIAM H. WALTON III

                           /s/ Jonathan H. Paul
                           -------------------------------------
                                By:  Jonathan H. Paul, Attorney-in-Fact



































                            Page 7 of 8 Pages

                            INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     11. Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999, by and among SHP Acquisition, Buyer and the Issuer, incorporated by reference to
               Exhibit 2.1 to the Schedule 13E-3.












































                            Page 8 of 8 Pages